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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
      PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               CIRCON CORPORATION
                           (Name of Subject Company)

                               CIRCON CORPORATION
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  172736 10 0
                     (CUSIP Number of Class of Securities)

                            ------------------------

                               GEORGE A. CLOUTIER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               CIRCON CORPORATION
                             6500 HOLLISTER AVENUE
                        SANTA BARBARA, CALIFORNIA 93117
                                 (805) 685-5100

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person filing statement)

                                    COPY TO:

                              ROBERT B. JACK, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

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ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is Circon Corporation, a Delaware corporation (the "Company" or "Circon"), and the address of the principal executive offices of the Company is 6500 Hollister Avenue, Santa Barbara, California 93117. The title and the class of equity securities to which this statement relates is the Company's common stock, par value $.01 per share (including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, as defined below) (the "Rights," and, together with the Common Stock, the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

    This statement relates to the tender offer (the "Offer") disclosed in a
Schedule 14D-1, dated November 30, 1998 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "SEC") by Maxxim Medical, Inc., a Texas corporation ("Maxxim"), Maxxim Medical, Inc., a Delaware corporation ("Parent") and a wholly-owned subsidiary of Maxxim, and MMI Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent relating to an offer by Purchaser to purchase all outstanding Shares at a price of $15.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Offer"). The principal executive offices of each of Maxxim, Parent and the Purchaser are located at 10300 49th Street North, Clearwater, Florida 33762.

    The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 21, 1998 (the "Merger Agreement") among the Company, Parent and the Purchaser. A copy of the Merger Agreement is filed as Exhibit 3.1 to this
Schedule 14D-9 and is hereby incorporated by reference. The Merger Agreement provides, among other things, that as soon as practicable after the purchase of all tendered Shares pursuant to the Offer, and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law" or the "DGCL"), Purchaser will be merged into the Company (the "Merger"). Following consummation of the Merger, the Company will be a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share then issued and outstanding immediately prior to the Effective Time (other than Shares held by Circon or by any subsidiary of Circon, or owned by Maxxim, Parent, Purchaser or any other subsidiary of Maxxim or Shares held by stockholders who shall have demanded and perfected appraisal rights under Delaware Law) will be canceled and converted into the right to receive the price per Share paid pursuant to the Offer in cash, without interest (the "Merger Consideration"). The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and business address of the Company, which is the entity filing this statement, are set forth in Item 1 above.

    (b) Except as described herein, or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex B (which is hereby incorporated by reference), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Maxxim, Parent, Purchaser or their respective executive officers, directors or affiliates.

THE MERGER AGREEMENT

    On November 21, 1998, Parent, Purchaser and Circon entered into the Merger Agreement. The Merger Agreement provides for Purchaser to make the Offer, upon the terms and subject to the Offer conditions set forth in the Merger Agreement, and further provides for the Merger to occur as soon as practicable after the purchase of the tendered Shares and the satisfaction of the conditions to the Merger set forth in the Merger Agreement.
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    The following summary of certain provisions of the Merger Agreement is not a complete description of its terms and conditions and is qualified in its entirety by reference to the full text filed as an exhibit to this Schedule 14D-9, which is incorporated by reference. As used in the following summary, capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement.

    CONDITIONS OF THE OFFER. Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, to pay for any Shares tendered pursuant to the Offer and may amend or terminate the Offer, consistent with the terms of the Merger Agreement, unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that would constitute at least a majority of the outstanding Shares, determined on a fully diluted basis (the "Minimum Condition"), and (ii) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated; or if, upon the scheduled expiration date of the Offer and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists which, in the reasonable judgment of Parent or Purchaser, in its sole discretion, make it inadvisable to proceed with such acceptance of Shares for payment or the payment therefor:

        (a) there shall be instituted or pending by any Governmental Entity any suit, action or proceeding challenging the acquisition of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger, seeking in any of various ways described in the Merger Agreement to deprive Parent of the benefits of acquiring Circon or seeking damages that could have a material adverse effect on Circon;

        (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, by any Governmental Entity or court, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that would result in any of the consequences referred to in paragraph (a) above;

        (c) the Merger Agreement shall have been terminated in accordance with its terms;

        (d) (i) the Board of Directors of the Company shall have withdrawn or modified its approval or recommendation of the Offer or the Merger, or approved or recommended any Takeover Proposal by another person or group,
    (ii) the Company shall have entered into any agreement with respect to any such Takeover Proposal, or (iii) the Board of Directors of the Company shall have resolved to take any of the foregoing actions;

        (e) in the event any of the material representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in any material respect, at the date of the Merger Agreement, or if the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

        (f) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to marked conditions), (2) a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States (whether or not mandatory) by any Governmental Entity, (3) any limitation or proposed limitation (whether or not mandatory) by any United Stated governmental authority or agency that has a material adverse effect generally on the extension of credit by banks or other financial institutions, (4) any change in general financial, bank or capital market conditions such that banks are unwilling to extend credit to borrowers similar to Parent generally or (5) any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies in excess of 20% from the close of business on November 21, 1998;

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        (g) there shall have occurred any events or changes which constitute or which are reasonably likely to constitute, individually or in the aggregate, a material adverse change in the condition of the Company (financial or otherwise);

        (h) (i) a tender offer for any securities of the Company shall have been commenced or publicly proposed to be made by another person, (ii) any person or group, other than Parent and Purchaser and other than any person or group which prior to the date hereof has publicly disclosed beneficial ownership of 10% or more of the outstanding voting securities of the Company (a "Significant Shareholder"), shall have acquired directly or indirectly beneficial ownership of 10% or more of the outstanding voting securities of the Company, including through the formation of a group, or otherwise, or
    (iii) any Significant Shareholder or group that together would constitute a Significant Shareholder shall have beneficially acquired additional voting securities of the Company, representing 2% or more of the outstanding voting securities of the Company; provided that in Parent's reasonable judgment any such event described in clause (ii) or (iii) makes the successful completion of the Offer unlikely or materially more burdensome to Parent or Purchaser.

    NO SOLICITATION. Pursuant to the Merger Agreement, the Company has agreed that it shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative or agent retained by it or any subsidiary to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Takeover Proposal (as defined below), (ii) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action designed or reasonably likely to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, a Takeover Proposal, or (iii) except as specifically provided in the applicable provisions of the Merger Agreement and provided that the Company shall have first complied with all its obligations under the provisions relating to termination fees and expenses, enter into any agreement with respect to any Takeover Proposal or approve or resolve to approve any Takeover Proposal. Upon execution of the Merger Agreement, the Company agreed to cease any then existing activities, discussions or negotiations with any parties conducted with respect to any of the foregoing. Notwithstanding the foregoing, the Merger Agreement provides that if, at any time prior to the acceptance for payment of Shares pursuant to the Offer, the Company Board determines in good faith after consultation with outside counsel, that such action may reasonably be required to discharge the Company Board's fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to an unsolicited Takeover Proposal which constitutes a Superior Proposal (as defined below) made subsequent to the date of the Merger Agreement, and subject to compliance with the applicable provisions of the Merger Agreement, (x) furnish information with respect to the Company to any person that has submitted a Takeover Proposal that constitutes a Superior Proposal pursuant to a customary confidentiality agreement in form and substance reasonably satisfactory to Parent and (y) participate in discussions and negotiations regarding such Takeover Proposal which constitutes a Superior Proposal. Pursuant to the Merger Agreement, any violation of the restrictions set forth in the preceding sentence by any director or officer of the Company or any subsidiary or any investment banker, financial advisor, attorney, accountant or other representative or agent of the Company or any subsidiary will be deemed to be a breach of the Merger Agreement by the Company. The term "Takeover Proposal" means any proposal or offer from any person, in each case, in writing, relating to any direct or indirect acquisition or purchase of a substantial amount of assets of the Company and its subsidiaries, taken as a whole (other than the purchase of the Company's products in the ordinary course of business), or more than a 30% interest in the total voting securities of the Company or any tender offer or exchange offer that if consummated would result in any person beneficially owning 30% or more of any class of equity securities of the Company or any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company other than the transactions contemplated by the Merger Agreement.

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    Pursuant to the Merger Agreement, except as set forth in this paragraph, neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent the approval or recommendation by such Board of Directors or such committee of the Offer, the Merger or the Merger Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal, (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Takeover Proposal or (iv) resolve to take any of the foregoing actions. Notwithstanding the foregoing, in the event that, prior to the acceptance for payment of Shares pursuant to the Offer, the Company Board determines in good faith, after consultation with outside counsel, that such action may reasonably be required to discharge the Company Board's fiduciary duties to the Company's stockholders under applicable law, the Company Board may, in response to an unsolicited Superior Proposal (subject to the following proviso), (x) withdraw or modify its approval or recommendation of the Offer, the Merger or the Merger Agreement or (y) approve or recommend any such Superior Proposal; provided, that in the case of clause (y), such approval or recommendation shall occur only at a time that is after the later of (i) the fifth business day following Parent's receipt of written notice advising Parent that the Company Board has received a Superior Proposal, specifying the material terms of such Superior Proposal and identifying the person making such Superior Proposal and (ii) in the event of any amendment to the price or any material term of a Superior Proposal, three business days following Parent's receipt of written notice containing the material terms of such amendment, including any change in price (it being understood that each further amendment to the price or any material terms of a Superior Proposal shall necessitate an additional written notice to Parent and additional three business day period prior to which the Company can take the actions set forth in clause (y) above). All notices referred to in the prior sentence shall include a copy of any such Takeover Proposal or Superior Proposal. The term "Superior Proposal" means any bona fide Takeover Proposal made by a third party (i) that is on terms which the Company Board determines in its good faith judgment (based on the written opinion of the Company's financial advisors as to the financial terms of such Superior Proposal and after consultation with the Company's legal advisors) to be more favorable to the Company's stockholders than the Offer and the Merger and (ii) for which financing, to the extent required, is available pursuant to definitive agreements with respect thereto.

    The Merger Agreement further provides that in addition to the obligations of the Company set forth in the preceding two paragraphs, the Company will promptly advise Parent orally and in writing of any request for nonpublic information (except requests not of a transactional or financial nature by companies with established commercial relationships with the Company, made in the ordinary course of business and not in connection with a possible Takeover Proposal) or of any Takeover Proposal, the material terms and conditions of such request or Takeover Proposal and the identity of the person making such request or Takeover Proposal. The Company will promptly inform Parent of any material change in the details (including amendments or proposed amendments) of any such request or Takeover Proposal.

    TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the terms of the Merger Agreement by the stockholders of the Company:

        (a) by mutual written consent of Parent and the Company;

        (b) by either Parent or the Company:

        (i) if (x) Purchaser shall not have accepted for payment any Shares pursuant to the Offer prior to February 26, 1999 (the "Deadline Condition") as a result of the failure, occurrence or existence of any of the Conditions of the Offer set forth above or (y) the Offer shall have terminated or expired in accordance with its terms without Purchaser having accepted for payment any Shares pursuant to the Offer; provided, however, that the right to terminate the Merger Agreement pursuant to this paragraph is not available to any party whose failure to

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            perform any of its obligations under the Merger Agreement results in the failure of the satisfaction of any such conditions; provided, that if the Offer is extended, as provided for in the Merger Agreement, to a date later than the date of the Deadline Condition, the date of the Deadline Condition shall automatically be extended to the first business day following the extended expiration date of the Offer;

        (ii) if any Governmental Entity (as defined in the Merger Agreement) shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger on the terms contemplated in the Merger Agreement, and such order, decree or ruling or other action shall have become final and nonappealable;

        (c) by Parent or Purchaser if, prior to the purchase of Shares pursuant to the Offer, any of the material representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in any material respect, as of the date of the Merger Agreement, or if the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

        (d) by Parent or Purchaser if either Parent or Purchaser is entitled to terminate the Offer as a result of the occurrence of any event described in paragraphs (d), (e), (f) or (g) under the heading Conditions of the Offer;

        (e) by the Company in connection with entering into a definitive agreement with respect to a Superior Proposal, in accordance with the provisions summarized under the heading "No Solicitation" above, provided that the Company has complied with all provisions thereof, including the notice provisions therein and that the Company has made the payments summarized under the heading "Termination Fee" below;

        (f) by the Company if, prior to the purchase of Shares pursuant to the Offer, any of the material representations and warranties of the Parent or Purchaser set forth in the Merger Agreement shall not be true and correct in any material respect, at the date of the Merger Agreement, or if the Parent or Purchaser shall have failed to perform in any material respect any obligation or to comply with in any material respect any agreement or covenant of Parent or Purchaser to be performed or complied with by them under the Merger Agreement; or

        (g) by Parent or Purchaser if (i) a tender offer for any securities of the Company shall have been commenced or publicly proposed to be made by another person (including the Company or its subsidiaries or affiliates),
    (ii) any person or group (as defined in Section 13(d)(3) of the Exchange
    Act), other than Parent and Purchaser and other than any person or group which prior to the date hereof has publicly disclosed beneficial ownership of 10% or more of the outstanding voting securities of the Company (a "Significant Shareholder") shall have acquired directly or indirectly beneficial ownership of 10% or more of the outstanding voting securities of the Company or any of its subsidiaries, whether through the acquisition of securities, the exercise of rights under options, warrants or similar instruments, the formation of a group, or otherwise, or (iii) any Significant Shareholder or group that together would constitute a Significant Shareholder shall have beneficially acquired additional voting securities of the Company, whether through the acquisition of securities, the exercise of rights under options, warrants or similar instruments, the formation of a group or otherwise, representing 2% or more of the outstanding voting securities of the Company; provided that in Parent's reasonable judgment any such event described in clause (ii) or (iii) makes the successful completion of the Offer unlikely or materially more burdensome to Parent or Purchaser.

    TERMINATION FEE. Pursuant to the Merger Agreement the Company shall pay, or cause to be paid, in same day funds to Parent the sum of (x) all of Parent's reasonable out-of-pocket expenses incurred or to be

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incurred in connection with the Offer, the Merger or the Merger Agreement or the preparation therefor, such amount not to exceed $3,000,000 (the "Expenses"), and
(y) $8,800,000 (the "Termination Fee") if (i) the Company terminates the Merger Agreement pursuant to clause (e) under the heading "Termination" above, or (ii) prior to termination of the Merger Agreement, a Takeover Proposal (whether or not such Takeover Proposal constitutes a Superior Proposal) shall have been received and within twelve months of such termination such proposal is consummated or the Company enters into an agreement to consummate or approves or recommends to its stockholders such proposal. The payment shall be made in the case of a termination described in clause (i) immediately prior to termination and in the case of a termination described in clause (ii) concurrently with the earlier of any such recommendation or the consummation of any such transaction by the Company. The Company shall pay, or cause to be paid, in same day funds to Parent all of Parent's Expenses if Parent or Purchaser shall terminate the Merger Agreement pursuant to clause (c) under the heading "Termination" above, such payment to be made promptly upon such termination.

    REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, corporate organization, subsidiaries, capital structure, options or other rights to acquire Shares, authority to enter into the Merger Agreement, no conflicts between the Merger Agreement and applicable laws and certain agreements to which the Company or its assets may be subject, financial statements, filings with the SEC, disclosures to be made in the Proxy Statement (as defined below) and tender offer documents, absence of certain changes or events, litigation and investigation, absence of changes in benefit plans, labor relations, ERISA compliance, tax matters, compliance with applicable laws, intellectual property, material contracts, applicability of state takeover statutes, absence of excess parachute payments, brokers' and finders' fees, receipt of the Bear, Stearns & Co. Inc. opinion, the Stockholders Rights Plan, products liability and insurance matters.

    In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to the Company with respect to, among other things, corporate organization, authority to enter into the Merger Agreement, no conflicts between the Merger Agreement and the certificate of incorporation and by-laws of Parent and Purchaser, or laws applicable to Parent or Purchaser, disclosures to be made in the Proxy Statement and tender offer documents, interim operations of Purchaser, brokers' and finders' fees and financing.

    THE COMPANY BOARD. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, Shares by Purchaser pursuant to the Offer, Purchaser shall be entitled to designate such number of directors on the Company Board as will give Purchaser a majority of such directors and the Company shall, at such time, cause Purchaser's designees to be so elected; provided, however, that in the event that Purchaser's designees are elected to the Company Board, until the Effective Time such Board of Directors shall have at least two directors who are directors of the Company on the date of the Merger Agreement and who are not officers of the Company or any of its subsidiaries (the "Independent Directors"). Purchaser has identified five officers of Maxxim whom it may so designate to become directors of the Company and its subsidiaries. These five persons are identified as "Purchaser Designees" on page B-2 of the Information Statement attached as Annex B hereto.

    The Merger Agreement further provides that, notwithstanding the foregoing, if the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors of the Company on the date of the Merger Agreement shall designate two persons to fill such vacancies who shall not be officers or affiliates of the Company or any of its subsidiaries, or officers or affiliates of Parent or any of its subsidiaries, and such persons shall be deemed to be Independent Directors. The Company shall, if requested by the Parent, also cause directors designated by the Parent to constitute at least a majority of (i) each committee of the Company's Board, (ii) each board of directors (or similar body) of

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each subsidiary of the Company, and (iii) each committee (or similar body) of each such board. Subject to applicable law, the Company shall take all action requested by Parent necessary to effect any such election, including mailing the Information Statement to its stockholders. In connection with the foregoing, the Company will promptly, at the option of Parent, either increase the size of the Company's Board, any subsidiary or any committee thereof and/or obtain the resignation of such number of current directors or committee members as is necessary to enable Purchaser's designees to be elected or appointed to, and to constitute a majority of such boards and committees and as provided above.

    CONDITIONS TO THE MERGER. The respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction or waiver of each of the following conditions: (i) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Shares, if required by applicable law, in order to consummate the Merger; (ii) no statute, rule, regulation, order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing consummation of the Merger shall be in effect; provided, however, that each of the parties shall have used reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered; and (iii) Purchaser shall have previously accepted for payment and paid for Shares pursuant to the Offer.

    STOCKHOLDERS' MEETING. If required by applicable law in order to consummate the Merger, the Company, acting through the Company Board, shall (i) as promptly as practicable following the expiration of the Offer, duly call, give notice of, convene and hold a special meeting of its stockholders for the purposes of obtaining approval of the Merger by an affirmative vote of the holders of a majority of the Shares outstanding and the approval and adoption of the Merger Agreement; and (ii) prepare, file with the SEC, and mail to its stockholders a proxy or information statement relating to the Merger and the Merger Agreement and (iii) use its reasonable best efforts to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders. Parent has agreed to vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of its other subsidiaries in favor of the approval of the Merger and the approval and adoption of the Merger Agreement.

    OPTIONS. The Merger Agreement provides that immediately prior to the Effective Time, each then outstanding Circon stock option ("Option"), whether or not then vested or exercisable, shall, effective as of the commencement of the Offer, become fully exercisable. Upon the commencement of the Offer, the Company Board or an appropriate committee thereof shall provide notice to each employee of the Company or its subsidiaries or a member of the Company Board (each, an "Optionce"), that any Company Stock Option (as defined in the Merger Agreement) not exercised within 15 days (10 days in the case of Company Stock Options granted under the Company 1984 Directors Stock Option Plan) from the date of such notice shall thereupon be cancelled. The notice may provide each Optionee with an opportunity to avoid the tendering of the exercise price and receiving in lieu thereof an amount per option share equal to the excess, if any, of the Offer Price over the exercise price of the Option. Notwithstanding anything to the contrary set forth in this paragraph, any such acceleration, exercise or cancellation shall be conditioned upon the effectiveness of the Merger. The Merger Agreement further provides that prior to the commencement of the Offer, the Company shall (i) obtain any consents from holders of Company Stock Options and (ii) amend the terms of its equity incentive plans or arrangements, in each case as is necessary to give effect to the provisions described herein and to ensure that at the Effective Time, no holder of any Company Stock Option shall have the right to purchase or receive any Shares.

    STOCKHOLDERS RIGHTS PLAN. Pursuant to the Merger Agreement, the Preferred Shares Rights Agreement, dated as of August 14, 1996, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agreement" or the "Stockholders Rights Plan") has been amended (i) to render the Rights Agreement inapplicable to the Offer, the Merger, the Merger Agreement and the acquisition of Shares by Purchaser pursuant to the Offer, (ii) to ensure that (y) none of Parent, Purchaser

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or any of their respective affiliates shall constitute an Acquiring Person (as defined in the Rights Agreement) pursuant to the Rights Agreement by virtue of the execution of the Merger Agreement, commencement and consummation of the Offer, the acquisition of Shares by Purchaser pursuant to the Offer and the consummation of the Merger and (z) a Distribution Date or a Shares Acquisition Date (as such terms are defined in the Rights Agreement) does not occur by reason of the Offer, the Merger, the execution of the Merger Agreement, the acquisition of the Shares by Purchaser pursuant to the Offer, or the consummation of the Merger and (iii) to provide that the Final Expiration Date (as defined in the Rights Agreement) shall occur immediately prior to the Effective Time. In the Merger Agreement, the Company has agreed that such amendment will not be further amended by the Company without the prior consent of Parent in its sole discretion.

    CONDUCT OF BUSINESS BY THE COMPANY. The Merger Agreement provides that the Company shall carry on its business in the ordinary course consistent with the manner as currently conducted and use commercially reasonable efforts to (a) preserve intact the current business organization, (b) keep available the services of current officers and employees and (c) preserve relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with Circon. Without limiting the generality of the foregoing the Company shall not, and shall not permit any of its subsidiaries to, without Parent's prior written consent:

    (i) (x) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property), in respect of any of its capital stock, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (other than the issuance of Shares upon the exercise of Options or Warrants outstanding on the date of the Merger Agreement and in accordance with their terms on the date of the Merger Agreement) or (z) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

    (ii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock or any shares of capital stock of its subsidiaries, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (y) pursuant to the Rights Agreement or (z) the issuance of Shares upon the exercise of Options or Warrants outstanding on the date of the Merger Agreement and in accordance with their present terms);

   (iii) amend its Certificate of Incorporation, By-Laws or other comparable charter or organizational documents or those of any of its subsidiaries;

    (iv) acquire or agree to acquire (including, without limitation, by merger, consolidation or acquisition of stock or assets) any business, including through the acquisition of any interest in any corporation, partnership, joint venture, association or other business organization or division thereof;

    (v) sell, lease, license, mortgage or otherwise encumber or otherwise dispose of any of its material properties or assets, other than in the ordinary course of business consistent with past practice;

    (vi) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, or guarantee any debt securities of another person, other than short-term bank financing in the ordinary course of business consistent with past practice; or make any loans, advances or capital contributions to, or investments in, any other person, other than in the ordinary course of business consistent with past practice and in any event not in excess, individually or in the aggregate, of $100,000;

   (vii) make or agree to make any material capital expenditure, individually or in the aggregate, in excess of $25,000.

  (viii) except as required to comply with applicable law (in which case the Company will notify Parent) (A) adopt, enter into, terminate or amend in any material respect any employment, severance or similar contract, collective bargaining agreement or Benefit Plan, (B) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee, (C) pay any benefit not provided for under any Benefit Plan or any other benefit plan or arrangement of the Company or its subsidiaries, (D) increase in any manner the severance or termination pay of any officer or employee, (E) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Benefit Plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock or the removal of existing restrictions in any Benefit Plans or agreements or awards made thereunder), (F) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Benefit Plan or (G) take any action to accelerate the vesting of, or cash out rights associated with, any Options or other benefits;

    (ix) enter into any agreement of a nature that would be required to be filed as an exhibit to Form 10-K under the Exchange Act;

    (x) except as required by Generally Accepted Accounting Principles, make any material change in accounting methods, principles or practices;

    (xi) make any tax election, make a claim for any tax refund or enter into any settlement or compromise with respect to any material tax liability;

   (xii) amend or terminate any material contract, or waive, release, assign or settle any material rights or claims;

  (xiii) hire or fire or agree to hire any officers;

   (xiv) take any action that may reasonably be expected to result in (i) any of the representations and warranties by the Company becoming untrue, (ii) any breach of the Company's covenants under the Merger Agreement or
         (iii) any of the conditions of the Offer not being satisfied; or

   (xv) authorize any of, or commit or agree to take any of, the foregoing actions.

    INDEMNIFICATION. The Merger Agreement provides that from and after the consummation of the Offer, Parent will, and will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company pursuant to
(i) each indemnification agreement in effect at such time between the Company and each person who is or was a director or officer of the Company at or prior to the Effective Time and (ii) any indemnification provisions under the Company's Certificate of Incorporation or By-laws as each is in effect on the date of the Merger Agreement (the persons to be indemnified pursuant to the agreements or provisions referred to in clauses (i) and (ii) of this sentence shall be referred to as, collectively, the "Indemnified Parties"). In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time must be reasonably satisfactory to the Surviving Corporation, (ii) after the Effective Time, the Surviving Corporation shall pay the reasonable fees and expenses of such counsel; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld) and; provided, further, that the Indemnified Parties as a group may retain only one law firm to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. The Certificate of Incorporation and By-laws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation from liability set forth in the Company's Certificate of Incorporation and By-laws on the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any Indemnified Party.

    The Merger Agreement further provides that the foregoing indemnification provisions shall survive the consummation of the Merger at the Effective Time, are intended to be for the benefit of, and enforceable by, the Company, Parent, the Surviving Corporation and each Indemnified Party and such Indemnified Party's heirs and representatives, and shall be binding on all successors and assigns of Parent and the Surviving Corporation.

MANAGEMENT RETENTION PLANS

    As a result of the Company's concern about the disruptive effects on the Company's employees of the tender offer commenced by United States Surgical Corporation and its subsidiary USS Acquisition Corp. in August 1996 (the "USS Offer"), the Company retained the consulting firm of William M. Mercer, Incorporated ("Mercer") to advise the Board of Directors of the Company (the "Board") and to evaluate the possibility of implementing an employee retention program. In accordance with a recommendation from the Board's Compensation Committee, the Board authorized the Company to implement a management retention plan for executive officers (the "Management Retention Plan"). The Board also authorized the Company to implement similar plans for the Company's sales force, and for managers, professionals and key contributors. The purpose of the plans is to retain key employees of the Company during times of uncertainty, and to keep such persons focused on their jobs and the business of the Company during such times. Mercer assisted and advised the Board and its Compensation Committee in formulating the terms of the plans. The following summary is qualified in its entirety by reference to the full text of the Management Retention Plan, a copy of which is filed as Exhibit 3.6 to this Schedule 14D-9 and is incorporated by reference.

    Under the Management Retention Plan, executive officers are entitled to certain "retention" payments for remaining with the Company through the date of a "change in control" (as defined in the Management Retention Plan). The executive officers are also entitled to certain additional "severance" payments in the event they are terminated for any reason other than cause or are constructively terminated within a 24 month period following a change in control.

    All payments under the Management Retention Plan are calculated based on the executive's annual base salary and target bonus for the year (the "Annual Compensation"). The retention benefit is eight months of the executive's Annual Compensation and the severance benefit is sixteen months of the executive's Annual Compensation. The executive officers are also entitled to a prorated portion of their target bonus for the year that the change in control occurs and continuation of healthcare and related benefits for 24 months.

    The Management Retention Plan also provides for a non-compete agreement which becomes effective only in the event that an executive is terminated within 24 months following a change in control. Under the terms of the non-compete agreement, the executive agrees to not work for a principal competitor of the company for a one year period from the executive's termination date and receives as consideration therefor an amount equal to one half of the executive's Annual Compensation payable in 12 equal increments over the one year term of the non-compete agreement.

    In general, benefits and payments under the Management Retention Plan are subject to reduction, if, in the opinion of the Company's independent accountants, the golden parachute excise tax and non-deductibility provisions of the Internal Revenue Code would otherwise be triggered. In such event, a participant's benefits will be reduced to the largest amount that would not trigger the golden parachute excise tax and non-deductibility provisions.

ACCELERATION OF STOCK OPTION VESTING

    In September 1997, the Board amended the Company's stock option plans, including the stock option plans for directors, to provide that in the event of a change of control (by merger or otherwise), each option then outstanding would, in the event of the involuntary termination of services of the optionee without cause or in the event of a constructive termination within 12 months after such change of control, become fully exercisable as to all shares then subject to the option, including the otherwise unvested portion. The Merger Agreement provides for the acceleration of all outstanding stock options, conditioned upon the consummation of the Merger, regardless of whether an optionee's services are terminated. Each optionee will be afforded the opportunity, in lieu of paying the exercise price for the optioned shares and then receiving payment for the shares pursuant to the Merger, to receive for each optioned share a payment equal to the excess of the Offer Price over the exercise price, without the need for tendering payment for the exercise price. All options will terminate if not exercised during a 10 or 15 day period (depending on the option plan under which the option was issued) commencing on the date of commencement of the Offer, but only if the Merger is consummated.

INDEMNITY AND LIMITATION OF LIABILITY

    The Company has indemnification agreements with its officers and directors by which the Company provides such persons with the maximum indemnification allowed under applicable law, with regard to any liability, claim, cost or expense (including attorney fees) incurred by such persons by reason of any action or inaction on their part while serving in such capacities, with certain limitations and exceptions. A copy of the form of such indemnification agreement is filed as Exhibit 3.5 to this statement and is incorporated by reference. The agreements provide to the indemnitees the right, to the extent the Company maintains liability insurance applicable to directors or officers, the right to be covered by such insurance in such a manner as to provide the indemnitee the same rights and benefits as are provided to the most favorably insured of the Company's directors or officers, as the case may be. The agreements are binding upon any successor to the Company, including any direct or indirect successor by purchase, merger, consolidation or otherwise, which successor is required to expressly assume and agree to perform the agreement to the same extent that the Company would be required to perform it. The agreements continue in effect regardless of whether the indemnitee continues to serve as a director or officer of the Company.

    Subject to certain limitations, Article V of the Bylaws of the Company also provides for indemnification of officers and directors of the Company. A copy of
Article V is filed as Exhibit 3.4 to this Schedule 14D-9 and is incorporated by reference.

    The Merger Agreement obligates the Company, as the Surviving Company in the Merger, to fulfill and honor after the consummation of the Offer its current obligations under the indemnification agreements and the bylaws. See "The Merger Agreement--Indemnification" above.

    In accordance with Delaware Law, Article Ninth of the Certificate of Incorporation of the Company, as amended, eliminates the personal liability of a director to the Company and its stockholders for monetary damages for breaches of fiduciary duty as a director. Delaware Law prescribes certain limitations on such exculpatory provisions. A copy of Article Ninth is filed as Exhibit 3.3 to this Schedule 14D-9 and is incorporated by reference herein.

LIABILITY INSURANCE

    Each of the Company's directors and executive officers is insured against liabilities incurred by them in connection with their service in such capacities. The insurance policy provides aggregate coverage of $15,000,000 for claims made during the effective period of the policy. Prior to a change of control of the Company resulting from Purchaser's purchase of at least a majority of the Shares pursuant to the Offer, the Company intends to purchase an additional liability insurance policy for the directors and officers extending the term of the coverage; however, the Merger Agreement prohibits any expenditure in excess of $300,000 for this extended coverage (except with Parent's prior written consent).

SEVERANCE PAYMENT TO FORMER PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN

    Richard A. Auhll, who had been the President, Chief Executive Officer and Chairman of the Board of Circon since its founding, resigned as an executive officer on October 19, 1998, but retained his seat on the Board and participated in the Board's approval of the Merger Agreement on November 20, 1998. Mr. Auhll ceased to be a director when his term expired on November 24, 1998. At the time of Mr. Auhll's resignation, the Board agreed to pay him appropriate severance based on consultation with independent consultants. On November 20, 1998, the Board approved a severance payment to Mr. Auhll of $627,000 and agreed to continue his group health insurance coverage for three years. On November 21, 1998, Mr. Auhll entered into an agreement with Circon providing for such payment and benefits, as well as a mutual release and other normal severance terms. A copy of the agreement is filed as Exhibit 3.7 to this Schedule 14D-9 and is incorporated by reference. The amount of the payment and benefits was based on the lower of two recommendations made by two independent consulting firms.

BONUS TO INTERIM PRESIDENT AND CHIEF EXECUTIVE OFFICER

    The Board appointed George A. Cloutier, a non-employee member of the Board, to be the interim President and Chief Executive Officer following Mr. Auhll's resignation. His agreed compensation was $25,000 per month and bonus to be determined at the Board's discretion. The Board also granted Mr. Cloutier an option to purchase 10,000 shares of Common Stock at $9.9375 per share, the market price on the date of grant. At its meeting on November 20, 1998, at which the Merger Agreement was approved, the Board determined the amount of Mr. Cloutier's bonus to be $240,000, contingent upon the successful completion of the Offer. Mr. Cloutier is not entitled to any benefits under the Management Retention Plan.

OTHER MATERIAL 1998 TRANSACTIONS WITH CIRCON DIRECTORS AND EXECUTIVE OFFICERS

    The standard compensation and stock option grant policies for Circon Board members, and the 1997 compensation and option grants to certain executive officers, are described in the Information Statement attached as Annex B to this
Schedule 14D-9.

    Alain Oberrotman, who was elected to the Board on October 19, 1998, received on that date an option to purchase 11,000 shares of Common Stock at $9.9375, the market price on that day.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

    THE CIRCON BOARD HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES.

    (b) BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION

BACKGROUND OF THE OFFER

    U.S. SURGICAL OFFER

    In August 1996, United States Surgical Corporation ("U.S. Surgical") commenced a tender offer for all outstanding shares of Circon Common Stock at a price of $18.00 per share (the "USS Offer"). The USS

Offer was made without prior negotiation or discussion with Circon. At the time of the USS Offer, the market price of Circon shares had declined substantially from a high price of $23.50 in December 1995, to a low price of $8.50 in July 1996, and a closing price of $12.125 on the trading day immediately preceding the announcement of the USS Offer. Although the USS Offer represented a substantial premium over the market price, the Circon Board believed that the timing of the USS Offer was opportunistic and that the market price reflected factors, including problems associated with Circon's acquisition of Cabot Medical Corporation ("Cabot") in August 1995, that could be successfully resolved, resulting in greater stockholder value, whether the Company were to remain independent or be acquired at a future time.

    After consideration of the USS Offer and consultation with Circon's financial and legal advisors, the Board determined that the USS Offer was inadequate and not in the best interests of the Company and its stockholders. In particular, the Board concluded that the Company's strategic plan provided the potential for greater long-term benefits for the stockholders than the USS Offer based on, among other things, opportunities for revenue and earnings growth, expansion of the business, and cost savings and other benefits following the full integration of the business of Cabot into the Company. Among the factors considered was the opinion of Bear, Stearns & Co. Inc. ("Bear Stearns"), the Company's financial advisor, that, as of the date of the opinion and based upon the assumptions stated in the opinion, including the financial projections provided by Circon, the $18.00 consideration in the USS Offer was inadequate from a financial point of view to the Company's stockholders.

    Following the commencement of the USS Offer, the Board adopted the Management Retention Plan (described above) and retention plans applicable to other key employees. The Board also adopted a Stockholders Rights Plan (the "Rights Plan"). Under the Rights Plan, in the event a person or group were to acquire ownership of 15% or more of the Circon Common Stock, each other stockholder would be entitled to purchase shares of Common Stock having a market value equal to twice the cost of those shares to such stockholder. U.S. Surgical and certain other stockholders initiated litigation claiming, among other things, violations of fiduciary duty by the Board.

    During the remainder of 1996 and during 1997, Circon's business and financial performance fell short of the objectives in the strategic plan and its financial projections. Various changes were made to the strategic plan, including substantial cost reduction measures. Earnings increased in 1997 from the depressed levels of 1996, but failed to approach targeted levels. Revenues were particularly disappointing, which the Company attributed in significant part to an unexpectedly high turnover in the U.S. sales force related to uncertainty concerning the USS Offer and to the actions taken at the 1997 Annual Meeting of stockholders described below. Sales were also adversely affected by the fact that the Company was unable to recruit a qualified national sales manager to fill the vacancy in this key position that existed at the commencement of the USS Offer. Foreign sales decreased, which the Company attributed to the unsettling effect on foreign dealers from a possible takeover by U.S. Surgical, the strength of the U.S. dollar which made the Company's products less competitive in Europe, and delays in dealer orders pending ISO certification of the Company's products, which did not occur until 1998.

    During 1997, the Company undertook to explore with certain medical products companies the potential for a strategic commercial alliance or transaction. Although some of these contacts provided encouraging indications of interest, none ever progressed to an advanced stage of negotiations. In August 1997, the Company also initiated an extensive cost-cutting program.

    U.S. Surgical in December 1996 decreased the price of the USS Offer from $18 to $17, stating that the reduction was in response to Circon's financial performance. In June 1997, U.S. Surgical terminated the USS Offer and commenced a new tender offer at $14.50 per share with the objective of increasing its ownership of Circon shares from the 7.6% that it owned immediately before the USS Offer to a percentage just below the 15% that would activate the Rights Plan. This $14.50 tender offer was successfully completed. In August 1997, U.S. Surgical commenced a new tender offer for all outstanding shares at $16.50 per share (the "Final USS Offer").

    On August 15, 1997, the Board determined that the $16.50 Final USS Offer was inadequate and not in the best interests of the Company and its stockholders. In particular, the Board concluded that the best means for providing value to its stockholders was for the Company to continue to pursue the strategic plan and not to be put up for sale at that time. The Board believed that the Company's disappointing financial performance could be substantially improved by various actions being undertaken, including the comprehensive cost-cutting program, and that the Company would be in a better position to negotiate with any potential acquirer if it could demonstrate improved financial performance. Bear Stearns provided its opinion to the Board that the Final USS Offer was inadequate, from a financial point of view, to the Circon stockholders. The opinion was based in large part on Bear Stearns' view as to the consideration that might be paid by a strategic buyer for the entire Company in a negotiated transaction, taking into account the synergies and cost savings that might be achieved by such a transaction, and other relevant considerations. In rendering its opinion, Bear Stearns stated that it had relied on, and assumed the accuracy and completeness of, the financial information, including the financial projections, provided by Circon to Bear Stearns.

    At the Annual Meeting of Circon stockholders in October 1997, two persons nominated by U.S. Surgical for election as directors were elected to the two seats on Circon's classified Board to be filled at that meeting. The Board's two nominees, including Mr. Auhll, the then Chief Executive Officer and Chairman, failed to win re-election, although the Board subsequently elected Mr. Auhll to the Board when an incumbent director resigned for personal reasons. The stockholders at the 1997 Annual Meeting also approved an advisory resolution sponsored by U.S. Surgical urging the Board to take measures to sell the Company.

    SOLICITATION OF ACQUISITION PROPOSALS

    During the months following the 1997 Annual Meeting, the Board continued to closely monitor the Company's financial performance. The financial results for the quarter ended March 31, 1998 fell significantly below management's targets. The Company attributed the shortfall from targeted levels of sales and income to a recurrence of high turnover in the U.S. sales force and increased international dealer anxieties resulting from the events at the Annual Meeting and heightened expectations of a takeover by U.S. Surgical. The Board in April 1998 requested Bear Stearns to contact a substantial number of companies on a confidential basis to ascertain the potential for a strategic transaction, including a merger. Bear Stearns and Circon management identified a list of companies that might be interested in exploring a potential merger or other strategic transaction. Bear Stearns contacted 31 such companies during the period of May through September 1998. Of these companies, 19 signed confidentiality agreements and were provided non-public information concerning Circon. Seven of these companies participated in significant further due diligence activities, including Tyco International, which had entered into an agreement to acquire U.S. Surgical. Although the Company received some encouraging indications of interest, including a preliminary proposal at a price range in excess of the USS Final Offer, these indications of interest did not ripen into offers. In August 1998, Bear Stearns notified those companies that continued to express an interest that they should submit detailed proposals. Only two acquisition proposals were received, which were at prices of $10.00 and $10.125 per share. Another proposal was for the acquisition of a majority of the outstanding shares at $13.00 per share. In September, U.S. Surgical allowed the Final USS Offer to expire, and subsequently withdrew its lawsuit against Circon.

    On October 19, 1998, Circon announced the resignation of Mr. Auhll, the election of Mr. Cloutier as interim CEO, and the Board's determination not to continue actively soliciting new acquisition proposals at that time. The announcement did, however, contemplate that further discussions could take place with companies that had previously expressed an interest in Circon and indicated the Board's receptivity to any new unsolicited proposals that might be received in the future.

    On November 9, 1998, Circon reached an agreement with a group of Circon stockholders that had announced its intention to nominate and solicit proxies to elect three persons as directors at the 1998

Annual Meeting. Under the agreement, one of the stockholder group's nominees was elected to the Board, and, in the event the Merger were not to occur, the classified Board structure would be changed to an annually elected Board, subject to stockholder approval.

    Subsequent to the announcement of the Circon management changes and concurrently with a partial recovery in the depressed equity markets, Circon received additional acquisition inquiries from certain companies that had previously expressed interest. One acquisition offer received was at a price in excess of the $13.00 previously offered for majority control but below the $15.00 Offer by Maxxim discussed below.

    MAXXIM CONTACTS AND NEGOTIATIONS

    In May 1998, Bear Stearns contacted Maxxim as one of the companies identified that might be interested in exploring a potential merger or other strategic transaction. At Maxxim's request, Bear Stearns sent to Maxxim a form of confidentiality agreement, which Maxxim executed and returned to Bear Stearns. In May 1998, a confidential information memorandum containing non-public information about Circon was sent to Maxxim and its financial advisor Donaldson, Lufkin & Jenrette.

    There were no further indications of interest by Maxxim until it submitted to Bear Stearns on October 29, 1998, a preliminary indication that Maxxim could make an offer of between $13.00 and $15.00 per Share, depending on the results of its due diligence investigation and other factors.

    On November 4, 1998, representatives of Maxxim met with representatives of Circon to obtain further information about Circon's business.

    On November 5, 1998, a form of acquisition agreement prepared by Circon's counsel was sent to Maxxim for consideration.

    On November 13, 1998, Maxxim delivered a letter to Circon proposing $15.00 per Share through a tender offer for all outstanding Shares, subject to negotiation of a satisfactory definitive agreement. Maxxim also delivered on that date a proposed exclusivity agreement whereby Circon would agree not to engage in takeover discussions with any other party or solicit, initiate or encourage any acquisition proposal from or provide non-public information to any other party, for a period during which the parties would attempt in good faith to negotiate a definitive agreement. Maxxim also returned the form of definitive acquisition agreement, with various changes proposed by Maxxim.

    On November 16, Circon requested minor changes to the exclusivity agreement, primarily to shorten the exclusivity period to one week. This change was accepted by Maxxim, and the exclusivity agreement was signed on November 17.

    Negotiation of the definitive Merger Agreement took place during the period November 17-21. The Circon Board approved the Merger Agreement at a meeting on November 20, but with instructions to its Chief Executive Officer to negotiate changes to certain provisions. The meeting was adjourned and reconvened later in the evening, at which time the final negotiated changes were approved. The Chief Executive Officer was authorized to execute the definitive agreement, which he did on November 21, concurrently with the President of Parent and Purchaser.

REASONS FOR THE RECOMMENDATION

    In reaching its determination described in Item 4(a) above, the Board took into consideration a number of factors including (among others) the following:

    (i) information concerning Circon's business and operations, future prospects, past, recent and current financial performance, financial condition, management (including the need to obtain a permanent chief executive officer), competitive position, industry consolidation and conditions;

    (ii) potential financial operating results in the fourth quarter, in 1999 and beyond, and the assumptions, variables and risks affecting such potential financial results;

   (iii) the extensive past activities conducted through Bear Stearns soliciting proposals from numerous other companies concerning a merger or other strategic transactions and the results of those activities;

    (iv) the amount ($15.00) and type of consideration (cash) offered;

    (v) the terms of the tender offer and merger, including Parent's termination rights, the non-solicitation covenant and the exception to satisfy the Board's fiduciary duties, termination fees, operating and other covenants, representations to be made by Circon, and the views of Circon's legal and financial advisors regarding certain of such terms;

    (vi) alternatives to the tender offer and merger, including remaining independent, strategic alliances and sale to or merger with a company other than Parent, including the advantages and disadvantages of each and the likelihood of achieving transactions with other companies in the time required;

   (vii) the information presented by Bear Stearns, including comparable merger data, and its opinion that the terms of the tender offer and merger at this time, and in light of Circon's financial performance, are fair, from a financial point of view, to Circon stockholders;

  (viii) the effects of the announcement of the tender offer on Circon employees, dealers and customers, and the potential resulting effects on stockholder value;

    (ix) the likelihood of the successful completion of the tender offer, and the risks of non-completion;

    (x) current stock market conditions, Circon's market price and related data;

    (xi) the election of designees of Parent to a majority of Board seats after the tender offer is completed, and the retention of at least two independent directors to protect minority stockholder's rights until the merger; and

   (xii) the availability of dissenter's rights of appraisal under Delaware law.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The Company retained Bear Stearns to provide financial advisory services in connection with a possible business transaction for the Company. Pursuant to a letter agreement dated August 8, 1996 between the Company and Bear Stearns, the Company, as compensation for such services, has agreed to pay Bear Stearns, upon any "Acquisition Transaction" (defined as one or a series of related transactions, including, but not limited to, transactions of the type contemplated by the Merger Agreement) a transaction fee equal to 1.0% of the aggregate consideration received by the stockholders of the Company in the Offer and the Merger. The Company has agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. The Company has also agreed to indemnify Bear Stearns and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including certain liabilities under the federal securities laws.

    Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except as follows:

        1. The Company has granted stock options to, and sold stock upon exercise of stock options held by, employees and consultants under its stock plans.

        2. The Company granted options to purchase Shares to directors George Cloutier and Alain Oberrotman as disclosed in Item 3.

    (b) To the Company's knowledge, all of the Company's executive officers and directors who own Shares currently intend to tender all of their Shares.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale of transfer of a material amount of assets by the Company or any subsidiary thereof, (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    Not applicable

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

1.1          Letter to Stockholders dated November 30, 1998 from George A. Cloutier, President and Chief Executive
               Officer of the Company.*
1.2(A)       Opinion of Bear, Stearns & Co. Inc.*
3.1          Agreement and Plan of Merger, dated as of November 21, 1998 among Parent, Purchaser and the Company.
3.2(B)       The Company's Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.*
3.3(C)       Certificate of Incorporation of the Company, as amended to date.
3.4(D)       Bylaws of the Company, as amended to date.
3.5(E)       Form of Indemnification Agreement
3.6(F)       Management Retention Plan
3.7          Severance Agreement and Mutual Release between the Company and Richard Auhll.

------------------------

*   Included in copies mailed to stockholders

(A) Attached hereto as Annex A.

(B) Attached hereto as Annex B.

(C) Incorporated by reference to exhibits the Company's Annual Reports on Form 10-K for the fiscal years ended December 31, 1988 and 1992; and the Company's Quarterly Reports on Form 10-Q for the quarter ended June 30, 1996.

(D) Incorporated by reference to an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

(E) Incorporated by reference to an exhibit to the Company's Schedule 14D-9 filed August 15, 1996.

(F) Incorporated by reference to an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30, 1998        CIRCON CORPORATION

                                By:            /s/ GEORGE A. CLOUTIER
                                     -----------------------------------------
                                                 George A. Cloutier
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                                      BEAR, STEARNS & CO. INC.
   [LOGO]                                                      245 PARK AVENUE
                                                      NEW YORK, NEW YORK 10167
                                                                 (212)272-2000
                                                              ATLANTA - BOSTON
                                                CHICAGO - DALLAS - LOS ANGELES
                                                      NEW YORK - SAN FRANCISCO
                                                            GENEVA - HONG KONG
                                                        LONDON - PARIS - TOKYO

                                                                         ANNEX A

NOVEMBER 20, 1998

BOARD OF DIRECTORS
CIRCON CORPORATION
6500 HOLLISTER AVENUE
SANTA BARBARA, CA 93117

ATTENTION: MR. GEORGE CLOUTIER

         CHIEF EXECUTIVE OFFICER

Ladies and Gentlemen:

    We understand that Circon Corporation ("Circon") has received an offer from Maxxim Medical, Inc. ("Maxxim") to acquire all of the outstanding shares of common stock (the "Shares") of Circon. You have provided us with a draft Agreement and Plan of Merger in substantially final form (the "Merger Agreement") among Circon, Maxxim and a wholly-owned subsidiary of Maxxim ("Subsidiary"). As more fully described in the Merger Agreement, Subsidiary (i) would promptly commence a tender offer to purchase all Shares for $15.00 per share in cash and (ii) as promptly thereafter as practicable, would merge with Maxxim and each outstanding Share not previously tendered would be converted into the right to receive $15.00 in cash (collectively, the "Transaction").

    You have asked us to render our opinion as to whether the consideration to be received in the Transaction is fair, from a financial point of view, to the public shareholders of Circon.

    In the course of performing our review and analyses for rendering this opinion, we have:

    1.  reviewed the Merger Agreement;

    2. reviewed Circon's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 1995 through December 31, 1997 and its Quarterly Reports on Form 10-Q for the periods ended March 31, 1998, June 30, 1998 and September 30, 1998;

    3. reviewed certain operating and financial information, including projections, provided to us by management relating to Circon's business and prospects;

    4. met with certain members of Circon's senior management to discuss Circon's operations, historical financial performance, current financial condition and future prospects;

    5. reviewed the historical prices, valuation multiples and trading volume of the Shares;

    6. reviewed publicly available financial data, stock market performance data and valuation parameters of companies which we deemed generally comparable to Circon;

    7. reviewed the terms of selected precedent mergers and acquisitions of companies which we deemed generally comparable to Circon; and

    8. conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

Circon Corporation
November 20, 1998
Page 2

    In the course of our review, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to us by Circon. With respect to Circon's projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Circon as to the expected future performance of Circon. With respect to the Merger Agreement, we have assumed that the final agreement to be entered into by Circon will not differ in any material respect from the draft provided to us. We have not assumed any responsibility for the independent verification of any such information or of the projections provided to us and we have further relied upon the assurances of the senior management of Circon that it is unaware of any facts that would make the information or projections provided to us incomplete or misleading. In the course of our engagement, at the request of Circon we solicited indications of interest from potential buyers of Circon (including United States Surgical Corporation), and we met with certain interested parties to review such indications. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of Circon, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof.

    We have acted as a financial advisor to Circon in connection with the Transaction and will receive a fee for such services. Bear Stearns has been previously engaged by Circon to provide certain investment banking and financial advisory services for which Bear Stearns has been compensated. In the ordinary course of business, Bear Stearns may actively trade the equity securities of Circon for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

    It is understood that this letter is intended for the benefit and use of the Board of Directors of Circon and does not constitute a recommendation to the Board of Directors of Circon as to whether to approve the Transaction or to any holders of the Shares as to whether to tender such Shares pursuant to the tender offer. This opinion does not address Circon's underlying business decision to pursue the Transaction. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted to or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any tender offer documentation or joint proxy statement/prospectus to be distributed to the holders of the Shares in connection with the Transaction.

    Based on and subject to the foregoing, it is our opinion that the consideration to be received in the Transaction is fair, from a financial point of view, to the public shareholders of Circon.

Very truly yours,

Bear, Stearns & Co. Inc.

By: /s/ BRIAN A. MCCARTHY
--------------------------------------
Brian A. McCarthy
Senior Managing Director

                                                                         ANNEX B

                               CIRCON CORPORATION
                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about November 30, 1998 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Circon Corporation (the "Company") to the holders of record of shares of Common Stock, par value $.01 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible appointment of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company.

    On November 21, 1998 the Company, Maxxim Medical, Inc., a Delaware corporation ("Parent") and MMI Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (the "Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Parent will cause the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $15.00 per Share, net to the seller in cash and without interest thereon, and
(ii) the Purchaser will be merged into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent. The Merger Agreement requires the Company to cause the directors designated by Parent to be elected to the Board of Directors under the circumstances described therein.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9.

GENERAL

    The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of November 20, 1998, there were 13,440,490 Shares outstanding. The Company's Board of Directors currently consists of seven directors. The Company's Board of Directors is divided into three classes. The term of one of the three classes expires each year. The term of the Class I Directors expires in 2000 and each third year thereafter, the term of the Class II Directors expires in 1998 and each third year thereafter, and the term of the Class III Directors expires in 1999 and each third year thereafter.

    Pursuant to the Merger Agreement, upon the acceptance for payment of, and payment for, Shares by Purchaser pursuant to the Offer, Purchaser shall be entitled to designate such number of directors on the Board of Directors of the Company (the "Purchaser Designees"), as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, a majority of such directors, and the Company shall, at such time, cause the Parent Designees to be so elected by its existing Board of Directors; provided, however, that in the event that the Parent Designees are elected to the Board of Directors of the Company, until the Effective Time such Board of Directors shall have at least two directors who are directors of the Company on the date of the Merger Agreement and who are not officers of the Company or any of its subsidiaries (the "Independent Directors") and; provided, further that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors of the Company shall designate two persons to fill such vacancies who shall not be officers or affiliates of the Company or any of its subsidiaries, or officers of affiliates of Parent or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

    Purchaser has informed the Company that it will choose the Purchaser Designees from persons listed below. Purchaser has informed the Company that each of the Purchaser Designees has consented to act as a director, if so designated. Biographical information concerning each of the Purchaser Designees is presented below. Such biographical information has been furnished by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information. The reference below to "Maxxim" is to Maxxim Medical, Inc., a Texas corporation, the indirect parent of Purchaser.

                                                            POSITION WITH MAXXIM;
                                                     PRINCIPAL OCCUPATION OR EMPLOYMENT;
                     NAME                                FIVE-YEAR EMPLOYMENT HISTORY
----------------------------------------------  ----------------------------------------------
Kenneth W. Davidson                             Director since 1982 and Chairman of the Board
                                                of Directors, Chief Executive Officer and
                                                President since November 1, 1986. Mr. Davidson
                                                is also a director of Henley Healthcare, Inc.,
                                                a manufacturer of products used in physical
                                                therapy, and of Encore Orthopedics, Inc., a
                                                designer and manufacturer of implantable
                                                orthopedic devices and of Bovie Medical Corp.,
                                                a supplier of electrosurgery generators and
                                                accessories.

Peter M. Graham                                 Executive Vice President and Chief Operating
                                                Officer since January 1986, and Secretary
                                                since July 1997. Mr. Graham also served as
                                                Treasurer from April 1986 through June 1997.

Alan S. Blazei                                  Vice President and Controller since December
                                                1990, and Treasurer since July 1997.

David L. Lamont                                 Vice President since March 1998 and Group Vice
                                                President since July 1993. From January 1992
                                                to July 1993, Mr. Lamont was President, Argon
                                                Medical division of Maxxim.

Henry T. DeHart                                 Vice President since November 1993. Since June
                                                1995 Mr. DeHart has served as Executive Vice
                                                President of Operations of Case Management
                                                division. From December 1992 through July
                                                1995, he served as President, Boundary
                                                Healthcare division of Maxxim.

    Messrs. Davidson, Graham and Lamont are citizens of Canada. Messrs. Blazei and DeHart are citizens of the United States. None of the Purchaser Designees
(i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to Purchaser's knowledge, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Purchaser that, to Purchaser's knowledge, none of the Purchaser Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Commission, except transactions between Parent and/or Purchaser and the Company disclosed in the Schedule 14D-9.

                    CURRENT DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

    The following table sets forth certain information concerning each current director of the Company.

                                                                                              DIRECTOR
         NAME                           PRINCIPAL OCCUPATION                    CLASS   AGE    SINCE
------------------------------------------------------------------------------  -----   ---   --------
John F. Blokker       Chairman of the Board of the Company; President and
                      Chief Executive Officer, Luxcom, Inc.                       III   68      1991
George A. Cloutier    Chief Executive Officer and President of the Company;
                      Chairman of the Board, President and Chief Executive
                      Officer of American Management Services, Inc.                II   53      1997
Charles M. Elson      Professor or Law, Stetson College of Law                      I   38      1997
Harold R. Frank       Investor                                                    III   74      1984
Victor H. Krulak      President of Words Limited                                    I   85      1997
Joseph R. Hardiman    Investor                                                    III   61      1998
Alain M. Oberrotman   Independent Management Consultant                            II   47      1998

    Mr. Blokker serves as Chairman of the Board for the Company. He is President and Chief Executive Officer of Luxcom, Inc., a telecommunications company. He was a general partner of Hambrecht & Quist Venture Partners, an investment banking firm, from February 1985 to February 1988. Prior to 1985, he served for twenty-seven years in various executive and management positions including Vice President, General Manager with Hewlett-Packard Company, a manufacturer of computers and electronic test and measurement instruments. He is a member of the Boards of Directors of Mid-Peninsula Bank of Palo Alto and Whittier Trust Company.

    Mr. Cloutier is serving as interim Chief Executive Officer and President of the Company. He is also Chairman of the Board, President and Chief Executive Officer of American Management Services, Inc., a consulting firm for small to mid-size businesses. Prior to founding American Management Services in 1986, Mr. Cloutier held a number of executive positions with companies providing a broad range of business consulting and management services.

    Mr. Elson has been a Professor of Law at Stetson University College of Law in St. Petersburg, Florida since 1990. He has served as "of Counsel" to the law firm of Holland & Knight since 1995. Mr. Elson serves as a director on the Boards of Sunbeam Corporation and Nuevo Energy Company.

    Mr. Frank is the founder of Applied Magnetics Corporation, a manufacturer of magnetic recording heads. He served as Chairman of its Board of Directors from inception until February, 1996, and continues to serve as a Director. Mr. Frank currently serves on the Board of Directors of Trust Company of the West and as Chairman of the Board of Key Technology, Inc. Mr. Frank is past Chairman of the Board of the American Electronics Association.

    Lt. Gen. Krulak has served as President of Words Limited, an editorial and feature syndicate, since 1988. Prior to 1988, he served a distinguished career with the U.S. Marine Corps from 1934 until his retirement as Lieutenant General in 1968. Lt. Gen. Krulak held positions with Copley News Service from 1968 until 1977, serving as Vice President and then President prior to his retirement in 1977.

    Joseph R. Hardiman is currently a private investor. From September 1987 through January 1997 Mr. Hardiman served as the President and Chief Executive Officer of the National Association of

Securities Dealers, Inc., and its wholly owned subsidiary, the NASDAQ Stock Market, Inc. Prior to that, Mr. Hardiman served as Chief Operating Officer and a member of the Board of Directors of Alex. Brown & Sons.

    Mr. Oberrotman has been an independent management consultant since 1997. From 1992 to 1997 Mr. Oberrotman was a principal in the private equity group of Odyssey Partners, L.P., involved with, among other things, acquisitions, financings and restructurings of Odyssey's portfolio companies. Mr. Oberrotman currently serves on the Board of Directors of Eagle Food Centers, Inc.

BOARD MEETINGS AND COMMITTEES

    During 1997, the Board of Directors met on eleven occasions. In addition, significant communications occurred between the Directors and the Company apart from meetings of the Board and the Board Committees. During 1997, none of the incumbent Directors attended fewer than 90% of the total number of Board meetings and the total number of Committee meetings on which he served.

    The Company has an Audit Committee and a Compensation Committee. The function that would be performed by a nominating committee is performed by the Board of Directors as a whole.

    The Audit Committee, which consisted of Directors Blokker, Cloutier and Frank, held two meetings in 1997. The Audit Committee currently consists of Directors Blokker and Frank. The Audit Committee recommends the appointment of independent auditors for the Company, approves the services performed by the Company's independent auditors, reviews the Company's accounting principles and consults with the independent auditors on matters relating to internal financial controls and procedures.

    The Compensation Committee, which consisted of Directors Auhll, Cloutier and Frank during 1997, held one meeting in 1997. The Compensation Committee currently consists of Directors Blokker, Elson and Oberrotman. The Compensation Committee reviews and makes recommendations to the Board concerning the Company's executive compensation policy, bonus plans and equity incentive plans. The Compensation Committee, as well as the full Board, also administers the Company's stock option plans.

DIRECTORS' COMPENSATION

    The compensation for outside Directors was modified effective July 1, 1997. First, annual cash fees for services as a director were increased from $2,500 to $10,000. Second, provision was made for annual grants of Common Stock options to directors. These changes were made to bring the Company's Directors within comparable levels of compensation for companies similar in size, capital structure and board structure. The new compensation program is designed to ensure that a significant portion of a non-employee directors compensation is equity-based and, therefore, highly dependent on the performance of Circon Common Stock. Thus, the program is designed to align the interests of Circon's non-employee directors and its shareholders.

    Each director who is not an employee of the Company receives cash fees of $2,500 per quarter for serving as a director. These fees are paid quarterly in cash. In addition, directors receive a fee of $500 for each Board and committee meeting attended (whether in person or by telephone) and reimbursement for expenses incurred in connection with attendance at Board and committee meetings.

    The 1995 Directors Stock Option Plan (the "1995 Plan") is administered by the Board or a committee appointed by the Board for such purpose. Under the 1995 Plan, options for up to 200,000 shares of Common Stock may be granted to directors who are not officers of the Company ("Outside Directors"), for a price not less than 85% of the fair market value of the Common Stock on the date of grant. All option grants to date have been made at the market price on the date of grant. All options currently held by Outside Directors are fully vested. The maximum option term is ten years. If the optionee ceases to be a director for any reason, any options granted which have not been exercised will be canceled according to the terms of the stock option agreement. In July 1997, each Outside Director had his options accelerated or received new options or both. The number of accelerated options or new options granted in July 1997 to each director was determined by using a schedule designed to bring each director's total stock options vesting in 1997 to 11,000 shares. Incumbent directors receive subsequent option grants not to exceed 5,000 shares, on an annual basis. In October 1997, new directors Elson and Krulak received option grants of 11,000 shares each. In November 1998, new director Oberrotman received an option grant of 11,000 shares.

    The Company also provides director liability insurance for all directors.

EXECUTIVE OFFICERS

    The Executive Officers of the Company are elected by and serve at the discretion of the Board of Directors. As of November 30, 1998, the Executive Officers of the Company were as follows:

                                                                                    OFFICER
        NAME                                POSITION                          AGE    SINCE
----------------------------------------------------------------------------  ---   -------
George A. Cloutier  Chief Executive Officer                                   53     1998

Winton L. Berci     Vice President, Sales and Marketing                       43     1989

Frank D. D'Amelio   Vice President and Chief Manufacturing Officer            40     1989

Gary J. Menichini   Vice President, Sales                                     41     1998

Andrew D. Simons    Vice President, General Counsel and Secretary             37     1996

R. Bruce Thompson   Executive Vice President and Chief Financial Officer      54     1982

David P. Zielinski  Vice President, ACMI Division General Manager             55     1994

    Winton Berci joined the Company as Vice President, Sales and Marketing, in 1989. Prior to joining Circon, Mr. Berci worked for fourteen years with Karl Storz Endoscopy America, Inc., a major Circon competitor. He held various positions with Karl Storz including Director of Marketing for six years.

    Frank D'Amelio was appointed Vice President, Chief Manufacturing Officer in 1994, prior to which he was Vice President, General Manager of the Video Division since 1993, and Vice President, CIRCON ACMI Engineering and Quality Control, beginning in 1989. Prior to 1989, Mr. D'Amelio held various positions with the Company including Director of Quality Assurance. He joined ACMI in 1982.

    Gary Menichini joined the Company as Vice President of Sales in 1998. Prior to joining Circon, Mr. Menichini worked for six years at Cordis Corporation, a division of Johnson & Johnson Company, including five years as West Region Manager. Prior to 1992, Mr. Menichini held senior sales positions with Quiena International, Inc. from 1991 to 1992 and General Electric Medical Systems from 1984 to 1991.

    Andrew Simons joined the Company as Vice President, Secretary and General Counsel in 1996. From 1992 until joining Circon, Mr. Simons worked for Tokos Medical Corporation in various capacities, including Vice President, General Counsel and Corporate Secretary. Prior to 1992, Mr. Simons was an Associate at the law firm of Gibson, Dunn & Crutcher.

    Mr. Thompson has been Executive Vice President and Chief Financial Officer of the Company since 1985, and Vice President since 1982. He joined the Company in 1977 as Controller. Prior to 1977, Mr. Thompson held positions with Heyer-Schulte Corporation, a subsidiary of American Hospital Supply Corporation, and Cutter Laboratories Inc.

    David Zielinski was appointed Vice President, ACMI Division General Manager in 1994, prior to which he was Vice President of Manufacturing for Circon ACMI. Prior to 1986, Mr. Zielinski held various positions with the Company including Director of Manufacturing for ACMI. He joined ACMI in 1982. Prior to joining ACMI, Mr. Zielinski held various positions with General Electric.

               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

    Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership as well as changes in ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASDAQ"). Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

    Based solely upon its review of the copies of such forms received by it, or written representations from certain reporting persons that no forms were required for such persons, the Company believes that during the fiscal year ended December 31, 1997 all filing requirements applicable to its executive officers, directors and greater than ten percent beneficial owners were complied with.

                            REMUNERATION OF OFFICERS

COMPENSATION TABLES

    SUMMARY COMPENSATION TABLE. The following table sets forth three years of compensation history for the Chief Executive Officer and each of the other four most highly compensated executive officers of the Company as of the last completed fiscal year:

                                                                                       LONG-TERM COMPENSATION
                                                                                     --------------------------
                                                                                       AWARDS
                                                                                     -----------     PAYOUTS
                                                     ANNUAL COMPENSATION(1)          SECURITIES   -------------    ALL OTHER
                                              -------------------------------------  UNDERLYING   LTIP PAYOUTS   COMPENSATION
NAME AND PRINCIPAL POSITION          YEAR     SALARY($)  BONUS($)(2)    OTHER($)     OPTIONS(#)        ($)          ($)(5)
---------------------------------  ---------  ---------  -----------  -------------  -----------  -------------  -------------
R. Auhll (3).....................       1997    265,860     121,171        --            --            --             10,538
  President, CEO and                    1996    316,500      39,274        --            --            --             10,538
  Chairman of the Board                 1995    298,000     136,739        --            --            --             10,408

F. D'Amelio......................       1997    171,045      52,794        --            10,000        --              4,344
  Vice President                        1996    181,000      43,365        --            --            --              4,432
  Chief Manufacturing                   1995    169,000      58,000        --            --            --              3,672
  Officer

R. B. Thompson...................       1997    166,320      60,695        --            10,000        --              5,454
  Executive Vice President              1996    176,000      26,860        --            --            --              5,312
  Chief Financial Officer               1995    166,000      64,840        --            --            --              4,192

W. Berci.........................       1997    154,262      48,388        --            10,000        --              3,741
  Vice President                        1996    163,240      39,329        --            --            --              3,621
  Sales and Marketing                   1995    154,000      45,500        --            --            --              3,283

A. Simons........................       1997    146,806      49,636        --            10,000        --              1,766
  Vice President                        1996    155,350       9,519(4)      --           10,000        --              1,704
  Secretary and                         1995     n/a         n/a           --            --            --             n/a
  General Counsel

------------------------

(1) Includes amounts earned in fiscal year, whether or not deferred.

(2) Includes Management Incentive Bonus payment plus incentive payments earned as part of cost cutting incentive program implemented in August 1997. As part of the August 1997 cost reduction program, Mr. Auhll's salary was reduced by 20% and other executive officers' salaries were reduced by 10%.

(3) Mr. Auhll resigned his position from the Company on October 19, 1998.

(4) Mr. Simons' bonus for 1996 was prorated based on date of hire (4/1/96).

(5) "All Other Compensation" consists of Company match of employee contributions to 401(k) plans and premiums paid on life insurance by the Company on behalf of the named individuals.

    OPTION/SAR GRANTS IN LAST FISCAL YEAR. The following table sets forth, for each of the executive officers named in the Summary Compensation Table, stock options granted during the year ended December 31, 1997. The Company has never granted stock appreciation rights (SARs).

                                                                                        POTENTIAL REALIZABLE VALUE AT
                                 NUMBER OF                                              ASSUMED ANNUAL RATES OF STOCK
                                SECURITIES     % OF TOTAL                               PRICE APPRECIATION FOR OPTION
                                UNDERLYING   OPTIONS GRANTED   EXERCISE                              TERM
                                  OPTIONS    TO EMPLOYEES IN     PRICE     EXPIRATION   ------------------------------
NAME                            GRANTED (#)    FISCAL YEAR     ($/SHARE)      DATE          5%($)           10%($)
------------------------------  -----------  ---------------  -----------  -----------  --------------  --------------
All Shareholders (1)..........      n/a            n/a            n/a          n/a      $  135,856,617  $  344,287,331
R. Auhll (2)..................      n/a            n/a            n/a          n/a           n/a             n/a
F. D'Amelio...................      10,000(3)         6.86%    $   16.25     10/09/07   $      102,195  $      258,983
R. B. Thompson................      10,000(3)         6.86%    $   16.25     10/09/07   $      102,195  $      258,983
W. Berci......................      10,000(3)         6.86%    $   16.25     10/09/07   $      102,195  $      258,983
A. Simons.....................      10,000(3)         6.86%    $   16.25     10/09/07   $      102,195  $      258,983

------------------------

(1) Total dollar gain based on assumed annual rate of stock appreciation shown here and calculated on 13,293,812 shares outstanding as of December 31, 1997, based on a ten-year term.

(2) Mr. Auhll resigned his position from the Company on October 19, 1998.

(3) Options were granted on 10/09/97 and are exercisable on 12/31/98. Options expire ten years from grant date.

    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END VALUES. The following table sets forth, for each of the executive officers named in the Summary Compensation Table above, each exercise of stock options during the year ended December 31, 1997 and the year-end value of unexercised options:

                                                                       NUMBER OF SECURITIES
                                                                      UNDERLYING UNEXERCISED     VALUE (1) OF UNEXERCISED
                                                                    OPTIONS AT FISCAL YEAR END   IN- THE-MONEY OPTIONS AT
                                                                               1997                FISCAL YEAR END 1997
                                  SHARES ACQUIRED       VALUE       --------------------------  --------------------------
NAME                              ON EXERCISE(#)     REALIZED($)    EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
--------------------------------  ---------------  ---------------  -----------  -------------  -----------  -------------
R. Auhll (2)....................           n/a              n/a          40,000(3)      --       $ 200,000        --
R. Thompson.....................           n/a              n/a           8,571       21,429     $  51,426    $    68,754
F. D'Amelio.....................           n/a              n/a          29,377       28,252     $ 268,974    $   111,171
W. Berci........................           n/a              n/a          19,771       21,429     $ 177,426    $    68,574
A. Simons.......................           n/a              n/a           1,429       18,571     $   9,289    $    55,712

------------------------

(1) Excess of $15.25 (market price at year end) over exercise price.

(2) Mr. Auhll resigned his position from the Company on October 19, 1998.

(3) Mr. Auhll exercised his options to purchase 40,000 shares on July 20, 1998. In addition to his outstanding options, Mr. Auhll also held warrants to purchase 100,000 shares which were fully exercisable at year end. The value of these warrants, computed as above, was $1,064,000. The warrants were issued in 1990 in connection with Mr. Auhll's guarantee of certain indebtedness of the Company and not in connection with his performance of services to the Company.

MANAGEMENT AGREEMENTS

    MANAGEMENT RETENTION PLAN. The Company has a Management Retention Plan (the "Plan") covering all executive officers and certain other key employees. Under the Plan, executive officers are entitled to certain "retention" payments for remaining with the Company through the date of a "change in control" (as defined in the Plan). The executive officers are also entitled to certain additional "severance" payments in the event they are terminated for any reason other than cause within a 24 month period following a change in control.

    All payments under the Plan are calculated based on the executive's annual base salary and target bonus for the year (the "Annual Compensation"). The retention benefit is eight months of the executive's Annual Compensation and the severance benefit is sixteen months of the executive's Annual Compensation. The executive officers are also entitled to a prorated portion of their target bonus for the year that the change in control occurs and continuation of healthcare and related benefits for 24 months.

    The Management Retention Plan expires on August 20, 1999, unless a change of control occurs prior to such date. Until such expiration, the program cannot be revoked or amended to the detriment of participants.

    INTERIM CEO. The Board has agreed to pay Mr. Cloutier $25,000 per month and a bonus of $240,000 contingent upon successful completion of the tender offer by a subsidiary of Maxxim Medical, Inc. for the outstanding shares, for his services as interim CEO of the Company. The Board also granted Mr. Cloutier a stock option to purchase 10,000 shares of Circon Common Stock which vests in six months, at the time a permanent CEO is retained, or upon a change in control, whichever shall first occur. The Board consulted with certain benefits experts before reaching this agreement with Mr. Cloutier

    FORMER CEO. In connection with Mr. Auhll's resignation, the Board agreed to pay Mr. Auhll a severance package that is customary for executives under similar circumstances in the same situation. The severance agreement subsequently executed between Mr. Auhll and the Company provides for a lump-sum payment of $627,000 and the continuance of group health insurance coverage for three years, as well as other normal severance terms.

                      REPORT OF THE COMPENSATION COMMITTEE

COMPENSATION PRINCIPLES

    The compensation policies of the Company for all employees, including executive officers, are guided by the following principles:

    - Attract, retain and motivate well qualified employees who contribute to the long-term success of the Company.

    - Encourage the development and achievement of objectives that enhance long-term shareholder value.

    - Relate compensation to the overall success of the Company which includes providing sales growth coupled with sound financial performance, quality products and services for customers, and fostering an environment which enables employees to achieve objectives.

EXECUTIVE COMPENSATION PRACTICES

    The Company's executive compensation program consists primarily of cash and equity based elements. Salary and annual bonus awards, if warranted, under the Management Incentive Compensation Program ("MICP") comprise the cash elements. The equity based elements consist of grants of stock options under the Company's employee stock option plans and participation in the Company's employee stock purchase plan which is available to all employees. The Company also provides health and welfare benefits to the named officers through programs that are generally available to all employees. In addition, all Company officers are entitled to have life insurance up to four times their annual base salary.

CASH COMPONENTS

    It is the Company's intent to provide a compensation program that can attract, motivate and retain high performance executives who are critical to the long-term success of the Company. Salary levels and MICP bonus target levels are established annually for executive officers by the Compensation Committee, after a review of a compensation survey for the medical/dental equipment and supply industry. For 1997, the survey group consisted of 359 publicly traded companies whose principal business was the manufacture or distribution of medical/dental equipment and supplies. Of these companies, 170 are included in the NASDAQ index covering medical stocks (see "Stock Performance Graph"). Salaries for the Company's executive officers are established after comparing the responsibilities of the position held and the experience of the individual to the comparable positions and median compensation indicated in the survey. In addition, the Company periodically modifies its executive compensation due to the competitive marketplace for executive talent.

    The MICP bonus plan provides for annual awards which are paid after the end of the fiscal year, based on the achievement of pre-established annual increases in specific objectives. The 1997 MICP plan had 95 objectives. For every participant, a total target payout amount is established and a portion of this total target payout is assigned to specific objectives. Examples of typical specific objectives might include: growth in sales of a particular product line, growth in operating income, and reduction in accounts receivable days outstanding. Each MICP participant has a unique set of objectives which constitute his or her specific MICP program. There are also one or two subjective elements in each participant's program. An individual objective has a pre-established minimum performance level before any payment will occur and a maximum performance level where further payment ceases. The range of payouts for each objective is from zero to 200% of a target amount. The Compensation Committee establishes goals for overall growth in sales, gross profit, operating and net income on a Company wide basis. Using these Company wide goals as guidelines, targets are then determined for other business units, and other subsets of sales, gross profit and operating income. The Compensation Committee reviews the complete MICP program each year prior to any payment. In years where there is a significant change in the overall business, or in an individual's responsibility, the MICP targets are modified to make the performance measurements meaningful. Targets and payouts are prorated for participation for less than one year. Employees with other commission or bonus arrangements are generally excluded from participation in the MICP plan. The MICP plan may be modified from time to time, or discontinued at the discretion of the Compensation Committee. During 1997, executive officers had five to fourteen objectives in their individual MICP programs with each objective having a weight of 1% to 41% of their total program, with the total target payout ranging from 31% to 51% of an individual executive officer's salary. The weight assigned to each objective varied widely among the group tailored to the specific responsibilities of the individual. For 1997, actual payouts for the named executive officers' MICP programs averaged 63% of their MICP target amount.

    Employees, including executive officers, who participate in the 401(k) plan may receive a Company matching contribution of up to a maximum of 1 1/2% of their salary per year.

EQUITY BASED COMPONENTS

    The Company utilizes equity based compensation in the form of stock options and a 20% matching program for stock purchases under a stock purchase plan for its employees to focus employees and management on creating and enhancing long term shareholder value. The actual value of such equity based compensation correlates directly to the Company's stock price performance.

    Stock options are an essential element of the Company's compensation program. This component is intended to provide a long term incentive for employees to stay with the Company and to motivate them to work toward appreciation in the price of the Company stock over time. Two hundred eighty-three employees (or approximately 24% of all employees) participate in the various employee stock option plans. Stock options are currently outstanding under the 1979 Employee Stock Option Plan, the 1983 Employee Stock Option Plan, which expired in 1989 and 1993 respectively, the 1993 Stock Option Plan (the "1993 Plan") and the Cabot Stock Option Plan (the "Cabot Plan").

    In determining the number of shares subject to options being granted to executive officers, the Compensation Committee considers survey data on options granted to executives with comparable positions at comparable companies, the number of shares subject to options previously granted to the executive, the number of unvested shares subject to outstanding options held by the executive (which is an indicator of the retention value of the outstanding options) and an evaluation of the executive's individual performance. In 1997, options were granted to all executive officers with the exception of Mr. Auhll who was ineligible to receive stock options because of his participating role on the Board's Compensation Committee.

    In the 1979, 1983 and 1993 Employee Stock Option Plans, options generally become exercisable cumulatively or "vest" at an annual rate of 14.3% of the total shares granted for seven years commencing one year from the date of grant. All outstanding stock options were granted at the "market price" as of the date of grant. Correspondingly, options in the Cabot Plan generally become exercisable over a three year vesting period. The 1979, 1983, 1993 and Cabot Plans provide for full vesting of options in the event there is a change in control of the Company.

1997 CHIEF EXECUTIVE COMPENSATION

    Mr. Auhll, in his capacity as Chairman of the Board, Chief Executive Officer and President participated in substantially the same compensation programs as the other named officers. In evaluating the performance and setting the compensation of the chief executive officer and the Company's other executive officers, the Compensation Committee has taken note of the additional difficulty faced in operating the Company during a hostile tender offer as well as management's success in cutting operating expenses.

    After considering all factors, the committee approved a $332,325 salary for Mr. Auhll for 1997, an increase of 5% over his $316,500 salary for the prior year. In August 1997, Mr. Auhll's salary was reduced 20% as part of a cost-reduction program implemented by the Board of Directors. A special cost-cutting incentive program was initiated at the same time, which enabled Mr. Auhll and other executive officers to earn back the salary reductions by achieving the cost-cutting objectives and even exceed the salary reduction with superior cost-cutting performance. The accompanying Compensation Table for Executive Officers on page B-6 of this document shows the resulting compensation for Mr. Auhll in 1997. Mr. Auhll's target bonus for 1997 MICP program was set at $135,000, or 41% of his base salary. Mr. Auhll's base salary falls 9% above and his bonus falls 61% below the 75th percentile compared to the CEOs in the survey group. Mr. Auhll's MICP program consisted of twelve objectives covering sales growth, operating performance and financial ratios, each having a weight of 1% to 41% of his total program. Mr. Auhll's bonus program had payouts for individual factors that range from 0% to 200% of the target values for 1997. This resulted in an actual payout of $75,855 or 56% of his target bonus.

COMPLIANCE WITH INTERNAL REVENUE CODE SECTION 162(m)

    Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to publicly-held corporations for compensation exceeding $1 million paid to certain of the Company's executive officers. In 1997, the performance-based compensation paid to the Company's executive officers did not exceed the $1 million limit per officer. It is the Compensation Committee's intention to review the Company's compensation policies and regulate compensation levels in order to comply with the statute and avoid non-deductible compensation payments.

                                          Respectfully submitted,
                                          Richard A. Auhll
                                          George A. Cloutier
                                          Harold R. Frank

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Directors Auhll, Cloutier and Frank comprised the Compensation Committee in 1997. Prior to Mr. Auhll's resignation in October, 1998, Mr. Auhll participated in discussions regarding compensation for executive officers, except discussions regarding his own compensation. As a concurrent member of the Compensation Committee and employee of the Company, Mr. Auhll was ineligible to receive stock option grants under the Company's stock option plans. The Compensation Committee currently consists of Directors Blokker, Elson and Oberrotman.

    No other member of the Compensation Committee is a former or current officer or employee of the Company or any of its subsidiaries. Furthermore, there are no compensation committee interlocks between Circon and other entities involving the Company's executive officers and board members.

                      BENEFICIAL OWNERSHIP OF COMMON STOCK

    The following table sets forth certain information as of October 23, 1998, except as otherwise indicated, regarding the beneficial ownership of Common Stock of Circon by (i) each person who is known to Circon to be the beneficial owner of 5% or more of Circon's Common Stock, (ii) each Director of Circon,
(iii) certain executive officers of Circon and (iv) all directors and executive officers as a group. To the Company's knowledge, the beneficial owners named in the table have sole voting and investment power with respect to the shares.

                                                         SHARES
                                                      BENEFICIALLY   PERCENT OF
NAME                                                     OWNED        CLASS(1)
----------------------------------------------------  ------------   -----------
Tyco International Ltd. (2).........................   1,959,348(2)      14.3%
c/o Tyco International (US) Inc.
One Tyco Park
Exeter, NH 03833
Richard A. Auhll....................................   1,558,142(3)      11.3%
6500 Hollister Avenue
Santa Barbara, CA 93117
Circon Shareholders Committee (4)...................   1,230,715(4)       9.0%
c/o Mackenzie Partners Inc.
156 Fifth Avenue
New York, NY 10010
Harold R. Frank.....................................      53,277(5)     *
John F. Blokker.....................................      50,000(6)     *
R. Bruce Thompson...................................      44,774(7)     *
Frank D. D'Amelio...................................      33,937(8)     *
Winton L. Berci.....................................      23,128(9)     *
Charles M. Elson....................................      17,963(10)    *
George A. Cloutier..................................      16,000(11)    *
Victor H. Krulak....................................      15,463(12)    *
Andrew D. Simons....................................       3,158(13)    *
All directors and executive officers as a group (11
  persons)..........................................   1,831,414(14)     13.3%

------------------------

*   Less than 1%

(1) Percent of the outstanding shares of Common Stock, treating as outstanding all shares issuable upon exercise of options held by the particular beneficial owners that are included in the first column.

(2) Information given is based on a Form 3 Initial Statement of Beneficial Ownership of Securities dated October 13, 1998 as filed with the Securities and Exchange Commission.

(3) Includes 100,000 shares subject to warrants exercisable currently or within 60 days.

(4) The Circon Shareholders Committee members include Castlerigg Master Investments, Ltd., Sandell Asset Management Corp., Metropolitan Capital Advisors, Inc., Metropolitan Capital III, Inc., and P. Schoenfeld Asset Management, Inc. Information given is based on a Form 13D dated October 20, 1998 and an amended Form 13D/A dated November 2, 1998 as filed with the Securities and Exchange Commission.

(5) Includes 18,858 shares subject to options exercisable currently or within 60 days.

(6) Includes 50,000 shares subject to options exercisable currently or within 60 days.

(7) Includes 11,428 shares subject to options exercisable currently or within 60 days.

(8) Includes 33,937 shares subject to options exercisable currently or within 60 days.

(9) Includes 22,628 shares subject to options exercisable currently or within 60 days.

(10) Includes 11,000 shares subject to options exercisable currently or within 60 days.

(11) Includes 16,000 shares subject to options exercisable currently or within 60 days.

(12) Includes 11,000 shares subject to options exercisable currently or within 60 days.

(13) Includes 2,858 shares subject to options exercisable currently or within 60 days.

(14) Includes 291,281 shares subject to options exercisable currently or within 60 days.

                            STOCK PERFORMANCE GRAPH

    The following graph shows the cumulative performance for the Company's Common Stock over the last five years compared with the performance of the NASDAQ Composite index (U.S. companies) and an index of NASDAQ-listed companies with standard industrial classification codes beginning with "38" (SIC 3800-3899, Measuring, analyzing, and controlling instruments; photographic, medical and optical goods; watches and clocks), published by the Center for Research in Security Prices, University of Chicago. The price of the Common Stock, and the levels of such indices, on December 31, 1992, have been converted to a base of 100 in the graph. The performance shown is not necessarily indicative of future performance.

    Shareholders interested in obtaining a list of companies included in the industry index may do so by written request to the Company.
EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

   COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL
                   RETURNS
Dollars
                                                       CIRCON CORPORATION    Nasdaq Stock Market (US Companies)
12/31/92                                                            100.0                                 100.0
12/31/93                                                             52.3                                 114.8
12/31/94                                                             48.9                                 112.2
12/31/95                                                             92.0                                 158.7
12/31/96                                                             69.3                                 195.2
12/31/97                                                             69.3                                 239.5

   COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL
                   RETURNS
Dollars
                                                  NASDAQ Stocks (SIC 3800-3899)
12/31/92                                                                  100.0
12/31/93                                                                   84.6
12/31/94                                                                   91.2
12/31/95                                                                  134.2
12/31/96                                                                  139.8
12/31/97                                                                  158.9

                                          12/31/92   12/31/93   12/31/94   12/31/95   12/31/96   12/31/97
CIRCON CORPORATION                          100        52.3       48.9       92.0       69.3       69.3
Nasdaq Stock Mkt (US Companies)             100       114.8      112.2      158.7      195.2      239.5
NASDAQ Stocks (SIC 3800-3899)               100        84.6       91.2      134.2      139.8      158.9